




SEC MAIL
RECEIVED
PROCESSING
MAY 05 2006
WASH. D.C.
213
SECTION

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

SUPPL

AGM CSM: APPOINTMENTS AND DIVIDEND ADOPTED

Diemen, the Netherlands, 26 April 2006—Today, at the annual General Shareholders' Meeting of CSM, Koos Kramer, Gilles van Nieuwenhuyzen and Reinoud Plantenberg were appointed to the Board of Management of CSM. Prof. L.A.A. van den Berghe was reappointed in the Supervisory Board.

Dividend

The General Shareholders' Meeting adopted the dividend for 2005, as proposed at EUR 0.80 per (depositary receipt of) ordinary share. The amount for the cash dividend equals the cash dividend for 2004. The dividend of EUR 0.80 will be paid on 9 May 2006 subject to the deduction of 25% dividend tax. The ex-dividend date will be 28 April 2006.

CSM confirms that Q1 results 2006 are in line with previously announced guidance.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / cellphone +44 (0)7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

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